NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 25, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 12, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Hatteras Financial Corp. and Ridgeback Merger Sub Corporation, a direct wholly owned subsidiary of Annaly Capital Management, Inc. which became effective on July 12, 2016, each outstanding share of Common Stock of Hatteras Financial Corp. not tendered was converted into $5.55 in cash and 0.9894 shares of Annaly Common Stock. In addition, the outstanding shares of Hatteras' 7.625% Series A Cumulative Redeemable Preferred Stock was automatically canceled and converted into the right to receive one share of Annaly's 7.625% Series E Cumulative Redeemable Preferred Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 12, 2016.